UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 32297
,

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SUMMARY OF RESOLUTIONS OF THE

158th MEETING OF THE BOARD OF DIRECTORS

CPFL Energia S.A. hereby notifies its shareholders and the market in general that at the 158th Meeting of the Board of Directors held on August 25 2010, the following matters were decided:

I.

Approval:Contracting of Bank Guarantees by CPFL Energia in favor of the National Economic and Social Development Bank-BNDES for financing conceded to Foz do Chapecó with respect to the equity stake of Furnas in Chapecoense Energia S.A. – replacement of the Letters of Credit to guarantee the 3rd and 5th release of funds and contracting of a Letter of Credit guaranteeing the 7th release of funds;

II.	Approval:Acquisition by CPFL Brasil of special electric energy for the period from August 2010 to December 2020;

III.

Approval and Vote Recommendation:Increase of the limits for contracting of performance bonds, with endorsement from CPFL Energia, by the controlled companies CPFL Paulista, CPFL Piratininga, RGE and CPFL Jaguari;

IV.	Vote Recommendation:Participation in electric energy auctions (CPFL Geração);

V.	Vote Recommendation:Capital increase in a controlled company, through issuance of common shares;

VI.	Vote Recommendation:Amendment to the Bylaws of a controlled company to fit the new shareholding structure;

VII.	Other matters unrelated to CVM Instruction 358/2002, as amended.

São Paulo, August 25 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 26, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.